UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)
TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)
Av. Engº Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X

Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

No	X

TELEFÔNICA BRASIL S.A.
Publicly Held Company
CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 258th FISCAL COUNCIL’S MEETING OF
TELEFÔNICA BRASIL S.A., HELD ON MARCH 13, 2026

1. DATE, TIME AND VENUE: On March 13, 2026, at 09:00 a.m. (São Paulo local time), held remotely, as provided for in Article 16, paragraph 1, of the Internal Reules of the Fiscal Council ("Rules") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company's Board of Directors, who subscribe these minutes, establishing quorum for the installation of the meeting, pursuant to Article 12, paragraph 2, of the Company's Rules. The Director of Corporate and Business Affairs, Ms. Nathalia Pereira Leite, was also present as Secretary of the Meeting.

3. AGENDA AND RESOLUTION: After examining and debating the matter in the Agenda, the Fiscal Council members present at the meeting unanimously decided the following:

3.1. Proposal for the Declaration of Interest on Capital: The proposal for the declaration of interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was reviewed in the following terms:

“Proposal to declare IoC based on the balance sheet of February 28, 2026, in the gross amount of R$200,000,000.00, corresponding to R$165,000,000.00¹ net of withholding income tax. The gross amount of IoC per share is equivalent to R$0.062585931421, of which R$0.05163339342¹ 2 net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company’s records at the end of March 25, 2026. After this date, the shares will be considered “ex-IoC”.
¹ Considers the standard tax rate of 17.5%, which may vary due to international treaties, tax immunities and exemptions, countries with favorable taxation, and privileged tax regimes.
2 Value per share calculated based on the shareholding position of February 27, 2026. Given the Company’s Share Buyback Program in effect, the value per share may be subject to change, considering the Company’s shareholding position to be verified on March 25, 2026.

TELEFÔNICA BRASIL S.A.
Publicly Held Company
CNPJ No. 02.558.157/0001-62
NIRE 35.3.0015881-4

MINUTES OF THE 258th FISCAL COUNCIL’S MEETING OF
TELEFÔNICA BRASIL S.A., HELD ON MARCH 13, 2026

The net amount of the IoC will be included in the minimum mandatory dividend for fiscal year ending December 31, 2026, ad referendum to the Ordinary General Meeting to be held in 2027, and the payment of this proceeds will be made by April 30, 2027, with the Company’s Executive Board being responsible for setting the exact date.”

Unanimously, the members of the Fiscal Council presented a favorable opinion to the proposal, given that they consider it to be in accordance with the applicable legislation.

4. CLOSING: There being no further matter to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, March 13, 2026.

Gabriela Soares Pedercini	Stael Prata Silva Filho

Luciana Doria Wilson	Nathalia Pereira Leite
Meeting Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2026

TELEFÔNICA BRASIL S.A.

By:	/s/ João Pedro Carneiro
Name:	João Pedro Carneiro
Title:	Investor Relations Director